SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on December 4, 2008, entitled "StatoilHydro's financial calendar 2009".

StatoilHydro's financial calendar 2009

14 January	Strategy Update
17 February	Publication of fourth quarter 2008 results
24 March	Publication of annual report 2008
11 May	Publication of first quarter 2009 results
19 May	Annual general meeting in Stavanger
4 August	Publication of second quarter 2009 results
4 November	Publication of third quarter 2009 results

Contacts:
Lars Troen Sørensen, senior vice president for investor relations,
+47 51 99 77 90 / +47 90 64 91 44

Geir Bjørnstad, vice president for investor relations in the USA,
+1 203 978 6950, +1 203 570 5757

StatoilHydro reserves the right to revise the dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: December 4, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer